UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

 Radware Ltd.
(Exact Name of Registrant as Specified in Charter)

Israel	000-30324	N/A
(State or Other Jurisdiction	(Commission File No.)	(I.R.S. Employer
of Incorporation)		Identification Number)

22 Raoul Wallenberg Street, Tel Aviv, Israel		69710
(Address of Principal Executive Offices)		(Zip Code)

Meir Moshe
Chief Financial Officer
 +972-3-7668666
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒  Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from:
January 1 to December 31, 2013.

Introduction

This Specialized Disclosure Report on Form SD (this “Form SD”) of Radware Ltd. (“Radware,” the “Company”  or “we”) for the year ended December 31, 2013 is presented to comply with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (the “Rule”).

The Rule was adopted by the SEC to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (“Dodd-Frank Act”). Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten.

The Rule imposes certain reporting obligations on SEC registrants, such as Radware, in case that their products contain conflict minerals that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), except for conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the SEC registrant must conduct in good faith a reasonable country of origin inquiry ("RCOI") designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (collectively referred to as the “Covered Countries”). If, based on such RCOI, the SEC registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in a Covered Country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence as a method to conclude if the necessary conflict minerals contained in those products did or did not directly or indirectly finance or benefit armed groups in the Covered Countries. Products which do not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries are considered “DRC conflict free”. We use the term “conflict free” in this Form SD in a broader sense to refer to suppliers, supply chains, smelters and refiners whose sources of conflict minerals did not or do not directly or indirectly finance or benefit armed groups in the Covered Countries.

Unless otherwise defined herein, defined terms used in this Form SD have the meaning ascribed to such terms in the Rule and Form SD as well as SEC Release No. 34-67716 issued by the SEC on August 22, 2012.

Company Overview

We are a leading provider of integrated application delivery and network security solutions, assuring availability, performance and security of business critical networked applications. We sell our products primarily to independent distributors, including value added resellers (VARs), original equipment manufacturers (OEMs) and system integrators, with most of our direct sales being to strategic customers.

Our Conflict Minerals Policy

In connection with the Rule, we have adopted a policy with respect to our sourcing of conflict minerals (our "Policy"). According to our Policy, it is our goal to seek using tantalum, tin, tungsten and gold in our products provided such minerals do not, directly or indirectly, finance or benefit armed groups in the Covered Countries. In support of this goal, our Policy provides, among other things, that we will:

•	identify the Company's products that are likely to contain conflict minerals;

•
implement and exercise a due diligence program with relevant suppliers consistent with the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and the procedures provided by the Electronic Industry Citizenship Coalition® (EICC) and encourage our suppliers to do likewise with their suppliers; and

•
engage in dialogue and require mitigation actions with suppliers inadvertently using conflict minerals that originate from Covered Countries and that directly or indirectly, finance or benefit armed groups in the Covered Countries or not knowing their origin.

The full text of our Conflict Minerals Policy is available on our website at http://www.radware.com/corporategovernance/conflictminerals/. The content of any website referred to in this Form SD is included for general information only and is not incorporated by reference herein.

Section 1 - Conflict Minerals Disclosure

Item 1.01 – Conflict Minerals Disclosures and Report

In accordance with the Rule and our Policy, we have evaluated our current product lines and concluded that, during the 2013 calendar year, (i) we have manufactured and contracted to manufacture products containing conflict minerals (specifically, we found that small quantities of tin, tantalum, tungsten and gold ("3TG") could potentially be found in our products) and (ii) the use of these minerals is necessary to the functionality or production of these products. Therefore, the products that we manufacture are subject to the reporting obligations of the Rule and, as required by our Policy and applicable SEC rules, we conducted in good faith a RCOI to determine whether any of these conflict minerals originated in the Covered Countries or are from "recycled or scrap sources" (as defined in the Rule).

As more fully described in the Conflict Minerals Report, filed as Exhibit 1.01 hereto (the "Conflict Minerals Report"), our supply chain is very complex and, despite having conducted a good faith RCOI, we currently do not have sufficient information from our suppliers or other sources to determine the country of origin of the conflict minerals used in our products or identify the facilities used to process those conflict minerals. Therefore, we cannot rule out the possibility that some conflict minerals in these products did, or may have, originated in the Covered Countries and are not from recycled or scrap resources. Accordingly, as required by applicable SEC rules, we have also conducted certain due diligence activities, as more fully described in the Conflict Minerals Report. These due diligence efforts have been conducted in parallel with our RCOI and, as such, there is significant overlap between our RCOI efforts and the due diligence measures we employed.

Conflict Minerals Disclosure

Copies of this Form SD and the Company's Conflict Minerals Report, filed as Exhibit 1.01 hereto, are publicly available at http://www.radware.com/corporategovernance/conflictminerals/#.

Section 2 – Exhibits

Item 2.01 - Exhibits

Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

RADWARE LTD.

Date: May 29, 2014	By:	/s/ Meir Moshe
Meir Moshe
Chief Financial Officer